LAW OFFICES OF
                                 WILLIAM STOCKER
                     34700 Pacific Coast Highway, Suite 303
                            CAPISTRANO BEACH CA 92624
PHONE (949) 248-9561                                          FAX (949) 248-1688


                                December 16, 1999


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0308

      Re:  BBB-Huntor Associates, Inc.
           Form 10-SB
           Filed November 29, 1999
           File No. 0-28299

attn: Office of Small Business

Dear Staff:

     It has been determined to be in the best interests of this Registrant/Company to withdraw its initial filing of Form 10-SB above referenced, and to re-file.

     Aside from the 60 day window imposed by Congress, this Registrant is undergoing substantial changes and should refile with substantially different information.

     The Registrant has also changed its name.

     Should the old Commission file number be used? I would guess not.



                                                 Very Truly Yours,

                                                 /s/ William Stocker

                                                  William Stocker
                                            SPECIAL SECURITIES COUNSEL